SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7 July 2005

JUNE 2005 TRAFFIC

Passenger activity: strong performance

•	Traffic up 7.8% on 4.6% higher capacity
•	Strong improvement in load factor to 81.5% (up 2.4 points)

Passenger operations

Air France-KLM continued to record a buoyant activity and a good level of unit revenue. In June, traffic grew 7.8% on 4.6% higher capacity. The load factor gained 2.4 points to reach 81.5%. Air France-KLM carried over 6.2 million passengers (up 6.1%).

The Americas posted a strong increase in traffic and capacity: up 11.2% and up 12.0% respectively. Load factor remains at the good level of 88.4% (down 0.7 points).

Asia continued to achieve a good performance with load factor rising 3.3 points to 84.5%, as traffic increased by 6.0% on 1.9% higher capacity.

The Africa & Middle-East network also posted a strong increase in traffic (up 11.6%) and in capacity (up 10.2%). Load factor improved slightly to reach 76.2% (up 0.9 points).

On the Caribbean & Indian Ocean sector, load factor gained 7.7 points to reach 75.9%, as traffic grew 0.7% on 9.5% lower capacity.

The European network remained buoyant with traffic increasing by 5.6% for a 2.0% rise in capacity. Load factor improved by 2.6 points to reach the good level of 75.2%.

Cargo operations

Cargo activity continued to suffer from the weakness of European exports and posted a 1.1% decrease in traffic while capacity was up 4.3%. The load factor decreased by 3.5 points to 64.7%.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - web site: www.airfranceklm-finance.com

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STATISTICS

Passenger operations (millions)

	June			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Passengers carried (000)	6,233	5,877	6.1%	17,951	17033	5.4%
Revenue pax-kilometers (RPK)	15,806	14,666	7.8%	46,045	43238	6.5%
Available seat-kilometers (ASK)	19,395	18,536	4.6%	57,938	55236	4.9%
Passenger load factor (%)	81.5%	79.1%	2.4	79.5%	78.3%	1.2

Europe (including France)
Passengers carried (000)	4,495	4277	5.1%	12,901	12,297	4.9%
Revenue pax-kilometers (RPK)	3,462	3,280	5.6%	9,977	9,460	5.5%
Available seat-kilometers (ASK)	4,606	4,517	2.0%	13,801	13,502	2.2%
Passenger load factor (%)	75.2%	72.6%	2.6	72.3%	70.1%	2.2

America (North and South)
Passengers carried (000)	768	692	10.9%	2,132	1,952	9.2%
Revenue pax-kilometers (RPK)	5,568	5,009	11.2%	15,578	14,199	9.7%
Available seat-kilometers (ASK)	6,302	5,627	12.0%	18,199	16,519	10.2%
Passenger load factor (%)	88.4%	89.0%	-0.7	85.6%	86.0%	-0.4

Asia / Pacific
Passengers carried (000)	366	342	7.0%	1,074	998	7.6%
Revenue pax-kilometers (RPK)	3,208	3,026	6.0%	9,478	8,863	6.9%
Available seat-kilometers (ASK)	3,798	3,729	1.9%	11,440	11,105	3.0%
Passenger load factor (%)	84.5%	81.2%	3.3	82.8%	79.8%	3.0

Africa & Middle East
Passengers carried (000)	388	351	10.5%	1,129	1,046	8.0%
Revenue pax-kilometers (RPK)	2,000	1793	11.6%	5,804	5,341	8.7%
Available seat-kilometers (ASK)	2,624	2,380	10.2%	7,877	7,092	11.1%
Passenger load factor (%)	76.2%	75.3%	0.9	73.7%	75.3%	-1.6

Caribbean-Indian Ocean
Passengers carried (000)	216	215	0.8%	715	740	(3.5%)
Revenue pax-kilometers (RPK)	1,568	1,557	0.7%	5,207	5,374	(3.1%)
Available seat-kilometers (ASK)	2,065	2,282	(9.5%)	6,622	7,018	(5.6%)
Passenger load factor (%)	75.9%	68.2%	7.7	78.6%	76.6%	2.1

Cargo operations (millions)

	June			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Revenue tonne-km (RTK)	865	875	(1.1%)	2,633	2,597	1.4%
Available tonne-km (ATK)	1,337	1,282	4.3%	4,021	3,789	6.1%
Cargo load factor (%)	64.7%	68.2%	-3.5	65.5%	68.5%	-3.0

Europe (including France)
Available tonne-km (ATK)	7	8	(14.9%)	22	26	(16.5%)
Revenue tonne-km (RTK)	49	49	(0.5%)	145	148	(2.0%)
Cargo load factor (%)	14.4%	16.8%	-2.4	15.0%	17.6%	-2.6

America (North and South)
Revenue tonne-km (RTK)	300	296	1.3%	915	885	3.4%
Available tonne-km (ATK)	478	438	9.1%	1,418	1,299	9.2%
Cargo load factor (%)	62.8%	67.7%	-4.9	64.5%	68.2%	-3.7

Asia / Pacific
Revenue tonne-km (RTK)	438	447	(1.9%)	1,321	1,305	1.2%
Available tonne-km (ATK)	597	588	1.5%	1,807	1,717	5.2%
Cargo load factor (%)	73.5%	76.1%	-2.6	73.1%	76.0%	-2.9

Africa & Middle East
Revenue tonne-km (RTK)	77	79	(3.1%)	233	235	(1.0%)
Available tonne-km (ATK)	131	124	5.2%	388	369	5.3%
Cargo load factor (%)	58.8%	63.8%	-5.0	59.9%	63.8%	-3.8

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	43	44	(2.9%)	143	145	(1.3%)
Available tonne-km (ATK)	82	83	(0.9%)	263	256	2.7%
Cargo load factor (%)	51.6%	52.7%	-1.1	54.5%	56.7%	-2.2

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: July 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations